SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934,
                    AS AMENDED, AND SEC RULE 14F-1 THEREUNDER

                           VIRILITEC INDUSTRIES, INC.
                            (Name of Subject Company)

                         COMMON STOCK, $0.0001 PAR VALUE
                         (Title of Class of Securities)

                                  ROBERT PETTY
                             CHIEF EXECUTIVE OFFICER
                           VIRILITEC INDUSTRIES, INC.
                           Level 1, 212 BALACLAVA ROAD
                    NORTH CAULFIELD, VICTORIA, AUSTRALIA 3161
                                 (646) 320-4394

    (Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 with a copy to:

                             ARTHUR S. MARCUS, ESQ.
                 GERSTEN, SAVAGE, KAPLOWITZ, WOLF & MARCUS, LLP
                         101 EAST 52ND STREET, 9TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 752-9700

                           VIRILITEC INDUSTRIES, INC.
                           LEVEL 1, 212 BALACLAVA ROAD
                    NORTH CAULFIELD, VICTORIA, AUSTRALIA 3161
                        INFORMATION STATEMENT PURSUANT TO
            SECTION 14(F) OF THE SECURITIES AND EXCHANGE ACT OF 1934,
                      AS AMENDED, AND RULE 14F-1 THEREUNDER

BACKGROUND INFORMATION

         This Information Statement is being mailed on December 11, 2003 to the stockholders of record, as of December 5, 2003, of Virilitec Industries, Inc., a Delaware corporation (the "COMPANY"), pursuant to: (i) Section 14(f) of the Securities and Exchange Act of 1934, as amended (the "EXCHANGE ACT"), and Rule 14f-1 issued thereunder, to inform the stockholders of the Company of a change in a majority of its board of directors (the "BOARD") in connection with the closing of the transactions set forth in that certain Agreement and Plan of Merger (the "MERGER AGREEMENT"), dated December 2, 2003, by and among the Company, VRLT Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Company ("MERGER SUB"), ROO Media Corporation, a Delaware corporation ("ROO MEDIA"), and Jacob Roth and Bella Roth, each an individual (collectively, the "VIRILITEC PRINCIPAL STOCKHOLDERS"), pursuant to which the Merger Sub was merged with and into ROO Media (the "MERGER"). As a result of the Merger, ROO Media continued as the surviving corporation and became a wholly-owned subsidiary of the Company, and the record stockholders of ROO Media prior to the Merger were issued shares of common stock of the Company constituting 93.87% of the outstanding shares of common stock of the Company after the Merger.

         The Board unanimously approved the Merger Agreement and the Merger. Approval of the Company's stockholders is not required under the Delaware General Corporation Law ("GCL") or the Merger Agreement to consummate the Merger. Accordingly, your approval was not required and was not sought.

         This Information Statement is being mailed to you in accordance with
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The information set forth herein directly related to ROO Media and the ROO Media Designees (as defined herein) has been provided by ROO Media.

         You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein, and the Company, Merger Sub, ROO Media and the Viritilec Principal Stockholders do not need any action or consent from you.

VOTING SECURITIES OF THE COMPANY

         The Common Stock is the only class of equity securities entitled to vote at a meeting of the stockholders of the Company. Each share of Common Stock has one vote. As of December 5, 2003, there were 157,669,130 shares of Common Stock outstanding.

RIGHT TO DESIGNATE DIRECTORS AND ROO MEDIA DESIGNEES

         The Merger Agreement provided that, effective upon the closing of the Merger, the Chairman of the Board of ROO Media shall designate the directors (the "ROO Media Designees") on the Board. The Company shall, upon the request of the Chairman of the Board of ROO Media, take all action necessary to cause the ROO Media Designees to be elected or appointed to the Board, including, if necessary, increasing the number of directors and seeking the resignations of the current directors. To the extent requested by ROO Media, the Company shall also cause individuals designated by the Chairman of the Board of ROO Media to constitute each committee of the Board and each board of directors of each subsidiary of the Company (and each committee thereof).

         The ROO Media Designees were selected by the Chairman of the Board of ROO Media from the individuals listed below, each of whom has consented to serve as a director of the Company, if appointed or elected, and to be named herein. Prior to the Merger, none of the ROO Media Designees was a director of, or held any position with, the Company. ROO Media has advised the Company that, prior to the Merger and to its knowledge, none of the ROO Media Designees or entities that they control beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC, other than with respect to transactions among Merger Sub, ROO Media, the Virilitec Principal Stockholders and the Company pursuant to the Merger Agreement.

         ROO Media has further advised the Company that, to its knowledge, none of the ROO Media Designees, and no associate of any ROO Media Designee, is a party to any material legal proceeding adverse to the Company, and that no ROO Media Designee has, in the past five years, filed for bankruptcy, been convicted in a criminal proceeding, been the subject of an order barring such person from engaging in activities relating to transactions in securities, or has been found to have violated any federal or state securities laws, in any such case that would require disclosure under the rules of the SEC.

         The name, present principal occupation or employment and five-year employment history of each of the ROO Media Designees are set forth below.

         ROBERT PETTY (age 39) Mr. Petty is currently the President, Chief of Executive Officer and Chairman of the Board of Directors of ROO Media Corporation and is the newly-appointed Chief Executive Officer of Virilitec Industries, Inc. as a result of the Merger. From December 2002 to June 30, 2003, Mr Petty was a Director of A. Cohen & Co Plc. From 1999 to 2002, Mr. Petty worked in New York in various positions, including Chairman and Chief Executive Officer of Avenue Group, Inc. (formerly I.T. Technology Inc) and President of VideoDome Networks Inc, a middleware streaming media service provider. From 1997 to 1999, Mr. Petty was Manager of Electronic Business Services for e-commerce products for Telstra Corp. Mr. Petty is also on the Board of Directors of Petty Consulting Inc., ROO Media (Australia) Pty Ltd, ROO Media Europe Ltd, ROO Broadcasting Ltd, and ROO TV Pty Ltd.

         ROBIN SMYTH (age 50) Mr. Smyth is the newly-appointed Chief Financial Officer of Virilitec Industries, Inc. as a result of the Merger. Mr. Smyth became involved with ROO Media Corporation in 2002 and was appointed a Director in 2003. Since 1998 he was a partner at Infinity International, a consulting and IT recruitment operation. During the period from 1990 to 1998 Mr. Smyth worked for 3 years as EVP of Computer Consultants International in the U.S. and for 5 years in London as CEO of Computer Consultants International's European operations. Mr. Smyth was Secretary and a Director of the AllState group of companies involved in merchant banking operations, where he was responsible for corporate banking activities. Mr. Smyth is also on the Board of Directors of ROO Media (Australia) Pty Ltd, ROO Media Europe Ltd and Corporate Advice Pty Ltd.

         The potential ROO Media Designees listed above will constitute the Board so long as all of the Company's current directors agree to resign.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of December 5, 2003, information regarding the beneficial ownership of the Company's Common Stock based upon the most recent information available to the Company for (i) each person known by the Company to own beneficially more than five (5%) percent of its outstanding Common Stock, (ii) each of its officers and directors, and (iii) all of its officers and directors as a group.

                    Name and Address               Amount and Nature
  Title of Class    of Beneficial Owner            of Beneficial Owner       Percent of Class
----------------------------------------------------------------------------------------------

  Common Stock      Robert Petty                   72,000,000                45.67%
                    3A Tollington Ave.
                    East Malvern 3145
                    Australia

  Common Stock      Avenue Group, Inc.             40,000,000                25.37%
                    15303 Ventura Blvd.
                    9th Floor
                    Sherman Oaks, CA 91403

  Common Stock      Midnight Bay                   25,000,000                15.86%
                    11 Torresdale Court
                    Toorak Victoria 3142
                    Australia

  Common Stock      Robin Smyth                    1,800,000                 1.14%
                    56A Essex Road
                    Surrey Hills 3127 Victoria
                    Australia

  Common Stock      All Directors and              73,800,000                46.81%
                    Executive Officers
                    as a Group

                 DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

DIRECTORS

         The following table and narrative sets forth information regarding the principal occupation, other directorships, committee memberships and age of each of the directors and executive officers of the Company prior to the Merger.

         Name                        Age      Position
         ----                        ---      --------
         Jacob Roth                  56       Chief Executive Officer & Director

         Bella Roth                  53       President & Chairman of  the Board

         Arnold A. Lipton, M.D       73       VP - Scientific Advisor & Director

         Moshe Laufer                44       Secretary/Treasurer & Director

         Directors serve for five year terms.

         Jacob Roth - Chief Executive Officer & Director- Mr. Roth, husband of the Company's President, was appointed CEO on July 1, 2002. Prior thereto, Mr. Roth was the President of JR Consulting (now called Providential Securities Inc. OTC:BB PRVH), a publicly traded holding company, from 1982- 1995. Since that time, Mr. Roth has been a financial consultant to corporations.

         Bella Roth - President & Chairman of the Board of Directors - Mrs. Roth founded the Company in August 1998, and has been its President and Chairman of the Board since inception. From 1988 to 1995 Mrs. Roth was Treasurer, Secretary and a Director of JR Consulting. From 1996 to 1998, Mrs. Roth was involved in various community projects as she searched for a business opportunity. From 1983 to 1987 she was an officer and Director of Innovative Medical Technologies, a public company involved with the development and marketing of electronic medical devices. Mrs. Roth is the wife of Jacob Roth, the CEO.

         Arnold A. Lipton, M.D. - Vice President & Director - Dr. Lipton has been a Vice President, the scientific advisor, and a Director of the Company since August 17, 1998. Dr. Lipton is a physician in private practice in Brooklyn, NY since 1970, with a specialty in Obstetrics and Gynecology. Dr. Lipton holds an M.D. from Lausanne Medical School, a Masters in Science from the Philadelphia College of Science, and a Bachelors of Science from the Brooklyn College of Pharmacy. Dr. Lipton is a member of the New York State Medical Society and the Kings County Medical Society.

         Moshe Laufer - Secretary/Treasurer & Director - Mr. Laufer has been the Secretary/Treasurer and a director of the Company since its inception. From 1995 to 1998 he has been primarily occupied with managing his investment portfolio and pursuing various personal and professional interests. From 1986 to 1995 Mr. Laufer was a licensed distributor of NY Bottling, Inc., a company engaged in the bottling and distribution of soft drinks in the Northeastern United States. Mr. Laufer is the brother-in-law of Mrs. Roth.

                          BOARD COMMITTEES AND MEETINGS

         During the fiscal year ended July 31, 2003, the Board held one (1) regular meetings and no special teleconference meetings. Every member of the Board attended at least 75% of the total number of meetings of the Board and of all committees of the Board on whch they respectively served.

COMPENSATION OF DIRECTORS

         No Director receives any cash compensation for their service as a Director.

EXECUTIVE COMPENSATION OF EXECUTIVE OFFICERS

     (a) General

     Commencing November 12, 1998, the Company has agreed to pay Mrs. Bella Roth, its President & Chairman of the Board of Directors, an annual salary of $40,000. Mrs. Roth's compensation was disclaimed for the last two years when she provided her services on a full-time basis. During the fiscal 2003, Mrs. Roth was mostly inactive and served primarily in an honorary capacity. As a result, her salary was reduced to a token $1.00. Mr. Roth, the CEO, worked full time but did not receive his contractual salary of $70,000, but was awarded 3 million options at par value.

     (b) Summary Compensation Table

         SUMMARY COMPENSATION TABLE

         Name and                                                    Other            Long-term
         Principal Position         Year       Salary       Bonus    Compensation     Compensation: Options
         ------------------         ----       --------     -----    ------------     ---------------------
         Jacob Roth                 2003       0            0        $15,000 (1)      0
         Chief Executive            2002(2)    0            0        0                0
         Officer

        (1)  Consists of 3,000,000 options immediately exercisable at par value.
        (2)  Assumed office on July 1, 2002

     (c) Options/SAR Grants Table

                           Option/SAR Grants in Last Fiscal Year

                           Individual Grants
         -------------------------------------------------------------------------------------------------------
                           Number of
                           Securities       % of Total
                           Underlying       Options/SARs
                           Options/         Granted to
                           SARs             Employees in      Exercise or Base      Market        Expiration
         Name              Granted (#)      Fiscal Year       Price ($/Sh)          Price         Date
         -------------------------------------------------------------------------------------------------------
         CEO - J. Roth     3,000,000        100%              $0.0001               $0.005        2/25/05

         These options were exercised on February 28, 2003.

     (d) Aggregated Option/SAR Exercises and Fiscal Year End Option/SAR Value Table

         The following table sets forth, for the year ended July 31, 2003, Common Shares acquired by the Named Executive Officers upon exercise of options and the number and value, in US dollars, of unexercised options as at July 31, 2003.

                       Common                            Number of Common Shares            Value of Unexercised
                       Shares                            Underlying Unexercised Options     "In-the-Money" Options at
                       Acquired on        Value          as at July 31, 2003                July 31, 2003
         Name          Exercise (#)       Realized       Exercisable/Unexercisable          Exercisable/Unexercisable
         ----          -----------        --------       ------------------------------     -------------------------
         Jacob Roth    3,000,000          $15,000        0                                  0

     (e) Long Term Incentive Plan ("LTIP") Awards Table

         None

     (f) Compensation of Directors

         None

     (g) Employment Contracts and Termination of Employment, and
         Change-in-Control Arrangements

     Other than the employment agreement with the CEO discussed above, the Company has no employment contracts with any of its executive officers. There are no provisions for compensation to be paid to any executive officer or director of the Company upon the termination of their services by either party or by the actions of a third party.

     (h) Report on Repricings of Options/SARs

         None.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         During the fiscal year ended July 31, 2001, the Company paid $3,000 to a corporation owned by Mr. Roth. Payment was for the provision of management, administrative and consulting services and use of office space and equipment.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater-than-ten-percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. During fiscal 2003, one such required filing was inadvertently made a few days late by Mr. Roth.

SIGNATURE PAGE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        VIRILITEC INDUSTRIES, INC.


                                        By: /s/ Robert Petty
                                            ----------------
                                            Robert Petty
                                            Chief Executive Officer

Dated: December 11, 2003